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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolution passed at the Meeting of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
30 December 2011

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2011-030

ANNOUNCEMENT ON RESOLUTION
PASSED AT THE MEETING OF THE BOARD OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the "Board") of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The Board considered and approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" (the "H Share Appreciation Rights Scheme"), "the Initial Grant Scheme of the H Shares Appreciating Rights of China Southern Airlines Company Lmited") ("the Initial Grant Scheme") and the "Resolution in relation to be proposed at the general meeting to grant of authority to the Board to deal with the relevant matters of H Share Appreciation Rights Scheme" on 29 September 2011.  Please refer to the announcement (notice number: Lin 2011-020) dated 30 September 2011 issued by the Company on the website of the Shanghai Stock Exchange, China Securities and Shanghai Securities News for further details.

The first extraordinary general meeting of 2011 convened by the Company on 30 November 2011 considered and approved the resolutions in relation to, among other things, the H Share Appreciation Rights Scheme, the Initial Grant Scheme and the "grant of the authority to the Board to deal with the relevant matters of H Share Appreciation Rights Scheme".  The Company is in compliance with all requirements for the implementation of the initial grant, pursuant to the H Share Appreciation Rights Scheme and the Initial Grant Scheme of the Company.  The Board approved the date for the initial grant under the H Share Appreciation Rights of the Company is 22 December 2011, pursuant to the resolutions passed at the general meeting and the authority granted by the general meeting. The Board also approved the price for the initial grant under the H Share Appreciation Rights of the Company is the highest of the following: the closing price of the H shares on 22 December 2011 of HK$3.92, the average closing price of the H shares for five consecutive trading days prior to 22 December 2011 of HK$3.91 and the par value of the H shares of HK$1.00 , i.e. HK$3.92. Please refer to the announcement (notice number: Lin 2011-027) dated 23 December 2011 issued by the Company on the website of the Shanghai Stock Exchange, China Securities and Shanghai Securities News for further details.

According to the resolution of the Board, the Company has formally implemented the Initial Grant of the H Share Appreciation Rights and the details of the grantees under the initial grant and the distribution are set out below:

The total number of H Share Appreciation Rights granted to 118 qualified grantees is 24,660,000 Shares, representing approximately 0.88% of the total issued H Shares of the Company as at the end of 2010 and approximately 0.25% of the total issued share capital of the Company as at the end of 2010. Details are set out below:

i.
19 senior management, including the Chairman, the Directors (excluding independent non-executive Directors), the President, Executive Vice President, Chief Pilot, Chief Information Officer, Chief Economist, Chief Legal Adviser, Secretary to the Board and other senior management who perform the same level with the above-mentioned duties being granted a total of 6,490,000 H Shares Appreciation Rights, representing approximately 26.32% of the total H Shares Appreciation Rights granted under the Initial Grant. Details of the distribution are set out below:

Name	Position	Number of shares granted （Ten thousand shares）	The proportion of shares granted to the total issued H Shares	The proportion of shares granted to total issued H Shares	The proportion of shares granted to total shares granted under the Initial Grant
Si Xian Min	Chairman of the Board	38	0.0136%	0.0039%	1.541%
Tan Wan Geng	Director, President	38	0.0136%	0.0039%	1.541%
Wang Quan Hua	Director	36	0.0129%	0.0037%	1.460%
Yuan Xinan	Director	36	0.0129%	0.0037%	1.460%
Zhang Zi Fang	Director	36	0.0129%	0.0037%	1.460%
Xu Jie Bo	Director, Executive Vice president, Chief Financial Officer	34	0.0122%	0.0035%	1.379%
Chen Zhen You	Director	34	0.0122%	0.0035%	1.379%
Ren Ji Dong	Executive Vice president	34	0.0122%	0.0035%	1.379%
He Zong Kai	Executive Vice president	34	0.0122%	0.0035%	1.379%
Liu Qian	Executive Vice president	34	0.0122%	0.0035%	1.379%
Dong Su Guang	Executive Vice president	34	0.0122%	0.0035%	1.379%
Chen Gang	Executive Vice president	34	0.0122%	0.0035%	1.379%
Che Shanglun	The president of Xiamen Airlines Company Limited	34	0.0122%	0.0035%	1.379%
Cheng Yong	The president of China Southern Airlines Beijing Branch	34	0.0122%	0.0035%	1.379%
Zhang Zheng Rong	Chief Pilot	32	0.0114%	0.0033%	1.298%
Hu Chen Jie	Chief Information Officer	32	0.0114%	0.0033%	1.298%
Su Liang	Chief Economist	32	0.0114%	0.0033%	1.298%
Chen Wei Hua	Chief Legal Adviser	32	0.0114%	0.0033%	1.298%
Xie Bing	Secretary to the Board	31	0.0111%	0.0032%	1.257%
Total	19	649	0.2322%	0.0661%	26.32%

ii.
a total of 99 managerial personnel and key personnel of the Company who are important to the development of the Company, including: Assistants to President, Deputy Chief Pilot, Heads of 1st type branches, Heads of 2nd type branches, subsidiaries and Shanghai base, Heads of divisions stationed in Baiyun Airport, Heads of management departments in headquarters, Heads of marketing committee, Deputy heads of marketing committee, Heads of principal departments in marketing committee, Heads of principal Sales Office, Heads of principal offices, being granted a total of 18,170,000 H Shares Appreciation Rights, representing approximately 73.68% of the total H Shares Appreciation Rights granted under the Initial Grant.

The Board of
China Southern Airlines Company Limited
30 December 2011